                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                        PRECISION RESPONSE CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                         COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 740314 10 9
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

  Richard D. Mondre, Precision Response Corporation, 1505 N.W. 167th Street,
                     Miami, Florida 33169, (305) 626-4600
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              December 20, 1996
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                             (Page 1 of 16 Pages)

CUSIP No. 740314 10 9           SCHEDULE 13D   Page     2    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          SLGFLP 1996-I Limited Partnership
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,365,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,365,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,365,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          6.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 740314 10 9           SCHEDULE 13D   Page     3    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          JHGFLP 1996-I Limited Partnership
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,365,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,365,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,365,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          6.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 740314 10 9           SCHEDULE 13D   Page     4    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Richard D. Mondre
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    50,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     4,208,283
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   820,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               4,208,283
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          5,028,283
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          25.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 740314 10 9           SCHEDULE 13D   Page     5    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          David L. Epstein
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,759,251
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     3,360,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,378,417
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               3,360,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          6,119,251
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          30.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.      SECURITY AND ISSUER.

             Title of Securities:               Common Stock, $.01 par value
             Name and Address of
                      Issuer:                   Precision Response Corporation
                                                1505 N.W. 167th Street
                                                Miami, Florida 33169

ITEM 2.      IDENTITY AND BACKGROUND.

  Information with respect to SLGFLP 1996-I Limited Partnership

  Name:                   SLGFLP 1996-I Limited Partnership
  State of Organization:  Texas
  Principal Business:     Investor
  Address of Principal
      Business:           603 Navarro Street, Suite 412, San Antonio, Texas
                          78205.
  Address of Principal
      Office:             603 Navarro Street, Suite 412, San Antonio, Texas
                          78205.
  Criminal Proceedings:   None.  See information herein with respect to
                          Richard D. Mondre and David L. Epstein, the sole
                          directors and officers of the Texas corporation which
                          is the sole managing member of the Texas limited
                          liability company which is the sole general partner of
                          the limited partnership.
  Civil Proceedings:      None.  See information herein with respect to
                          Richard D. Mondre and David L. Epstein, the sole directors and officers of the Texas corporation which is the sole managing member of the Texas limited liability company which is the sole general partner of the limited partnership.


  Information with respect to JHGFLP 1996-I Limited Partnership

  Name:                   JHGFLP 1996-I Limited Partnership
  State of Organization:  Texas
  Principal Business:     Investor
  Address of Principal
      Business:           603 Navarro Street, Suite 412, San Antonio, Texas
                          78205.
  Address of Principal
      Office:             603 Navarro Street, Suite 412, San Antonio, Texas
                          78205.
  Criminal Proceedings:   None.  See information herein with respect to
                          Richard D. Mondre and David L. Epstein, the sole
                          directors and officers of the Texas corporation which
                          is the sole managing member of the Texas
                          limited liability company which is the
                          sole general partner of the limited
                          partnership.
    Civil Proceedings:    None.  See information herein with respect to
                          Richard D. Mondre and David L. Epstein, the sole directors and officers of the Texas corporation which is the sole managing member of the Texas limited liability company which is the sole general partner of the limited partnership.

    Information with respect to Richard D. Mondre

    Name:                 Richard D. Mondre
    Business Address:     Precision Response Corporation, 1505 N.W. 167th
                          Street, Miami, Florida 33169
    Principal Occupation: Executive Vice President, General Counsel and
                          Secretary, Precision Response Corporation (a
                          provider of telephone-based customer service and
                          marketing solutions on an outsourced basis), 1505
                          N.W. 167th Street, Miami, Florida 33169
    Criminal Proceedings: None
    Civil Proceedings:    None
    Citizenship:          USA

    Information with respect to David L. Epstein

    Name:                 David L. Epstein
    Business Address:     Precision Response Corporation, 1505 N.W. 167th
                          Street, Miami, Florida 33169
    Principal Occupation: President, Precision Response Corporation (a
                          provider of telephone-based customer service and
                          marketing solutions on an outsourced basis), 1505
                          N.W. 167th Street, Miami, Florida 33169
    Criminal Proceedings: None
    Civil Proceedings:    None
    Citizenship:          USA

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The securities were acquired by each of SLGFLP 1996-I Limited Partnership and JHGFLP 1996-I Limited Partnership in exchange for the issuance by each such limited partnership of all its outstanding partnership interests. All of the shares of Common Stock acquired by each of such limited partnerships were originally owned by the Stacy Lynn Gordon PRC Trust (the "Stacy Trust"), a trust created by Mark J. Gordon (a director and executive officer of the Company) for the benefit of Stacy Lynn Gordon, his daughter, and the Jason Howard Gordon PRC Trust (the "Jason Trust"), a trust created by Mr. Gordon for the benefit of Jason Howard Gordon, his son, respectively, which shares, as well as all other shares of Common Stock of Precision Response Corporation (the "Company") beneficially owned by each of such trusts, were acquired prior to the initial public offering of the Company completed in July 1996. After a series of transfers were made to complete each limited partnership's acquisition: (a) 1,365,000 shares were held by SLGFLP 1996-I Limited Partnership, in which SLGFLP 1996-I GP, L.C. (a Texas limited liability company which is owned by the Stacy Trust as a 99% member and by a Texas corporation, which is wholly owned by the Stacy Trust, as the 1% managing member) was a 1% general partner, the Stacy Trust was a 98% limited partner and Stacy Lynn Gordon (the beneficiary of the Stacy Trust) was a 1% limited partner; and (b) 1,365,000 shares were held by JHGFLP 1996-I Limited Partnership, in which JHGFLP 1996-I GP, L.C. (a Texas limited liability company which is owned by the Jason Trust as a 99% member and by a Texas corporation, which is wholly owned by the Jason Trust, as the 1% managing member) was a 1% general partner, the Jason Trust was a 98% limited partner and Jason Howard Gordon (the beneficiary of the Jason Trust) was a 1% limited partner.

ITEM 4.      PURPOSE OF TRANSACTION.

    The shares were directly and indirectly transferred by the Stacy Trust and the Jason Trust, respectively, to the two referenced limited partnerships solely for estate and tax planning purposes. See Item 3 above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to SLGFLP 1996-I Limited Partnership

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

     (b) Shared vs. sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days: On December 20, 1996, the limited partnership acquired 1,365,000 shares originally owned by the Stacy Trust in exchange for the issuance of all the outstanding interests in the partnership. See Item 3 above for a description of the transaction.

     Information with respect to JHGFLP 1996-I Limited Partnership

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

     (b) Shared vs. sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days: On December 20, 1996, the limited partnership acquired 1,365,000 shares originally owned by the Jason Trust in exchange for the issuance of all the outstanding interests in the partnership. See Item 3 above for a description of the transaction.

     Information with respect to Richard D. Mondre

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

     (b) Shared vs. sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page. With respect to the 4,208,283 shares for which voting and dispositive powers are shared, such shares are held as follows: (i) 1,615,000 shares are beneficially owned by the Stacy Trust, as to which Mr. Mondre shares the voting and dispositive duties with David L. Epstein, a director and executive officer of the Company, as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships (one of which is SLGFLP 1996-I Limited Partnership) in the aggregate hold record ownership of such shares; (ii) 1,615,000 shares are beneficially owned by the Jason Trust, as to which Mr. Mondre shares the voting and dispositive duties with Mr. Epstein as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships (one of which is JHGFLP 1996-I Limited Partnership) in the aggregate hold record ownership of such shares; (iii) 828,283 shares are beneficially owned by the David Epstein 1995 Grantor Trust (a trust created by Mr. Epstein for the benefit of his children), as to which Mr. Mondre shares the voting and dispositive duties with Mark
          J. Gordon, a director and executive officer of the Company, as co-trustees under the trust and as the sole directors and officers of the corporate general partner of two limited partnerships, which limited partnerships in the aggregate hold record ownership of such shares; (iv) 100,000 shares are held by the Mark J. Gordon 1996 Grantor Retained Annuity Trust #2 (a trust created by Mark J. Gordon for the benefit of himself and his family members), as to which Mr. Mondre shares the voting and dispositive duties with Mr. Epstein as co-trustees under the trust; and (v) 50,000 shares are held by the David L. Epstein 1996 Grantor Retained Annuity Trust #2 (a trust created by Mr. Epstein for the benefit of himself and his family members), as to which Mr. Mondre shares the voting and dispositive duties with Mr. Gordon as co-trustees under the trust.

     Information with respect to David L. Epstein

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

     (b) Shared vs. sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page. With respect to the 3,360,000 shares for which voting and dispositive powers are shared, such shares are held as follows: (i) 1,615,000 shares are beneficially owned by the Stacy Trust, as to which Mr. Epstein shares the voting and dispositive duties with Richard D.

          Mondre, a director and executive officer of the Company, as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships in the aggregate hold record ownership of such shares; (ii) 1,615,000 shares are beneficially owned by the Jason Trust, as to which Mr. Epstein shares the voting and dispositive duties with Mr. Mondre as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships in the aggregate hold record ownership of such shares; (iii) 100,000 shares are held by the Mark J. Gordon 1996 Grantor Retained Annuity Trust #2, as to which Mr. Epstein shares the voting and dispositive duties with Mr. Mondre as co-trustees under the trust; and (iv) 30,000 shares held by The David and Jodi Epstein Family Foundation, Inc., as to which Mr. Epstein shares the voting and dispositive duties with Jodi Epstein, his wife, as the sole directors and officers of this not-for-profit corporation.

          The background of Jodi Epstein is as follows:

          Residence Address:          3478 Derby Lane, Weston, Florida  33331.
          Principal Occupation:       None
          Criminal Proceedings:       None
          Civil Proceedings:          None

     (c)  Transactions during the last 60 days:

          (i) On November 20, 1996, David L. Epstein gifted 30,000 shares to The David and Jodi Epstein Family Foundation, Inc., a not-for-profit corporation;

          (ii) On December 20, 1996, SLGFLP 1996-I Limited Partnership acquired 1,365,000 shares originally owned by the Stacy Trust in exchange for the issuance of all the outstanding interests in the partnership (see Item 3 above);

          (iii) On December 20, 1996, JHGFLP 1996-I Limited Partnership acquired 1,365,000 shares originally owned by the Jason Trust in exchange for the issuance of all the outstanding interests in the partnership (see Item 3 above);

          (iv) On December 20, 1996, RDMFLP 1996-I Limited Partnership (a Texas limited partnership beneficially owned by Richard D. Mondre) acquired 495,000 shares originally pecuniarily owned by Richard D. Mondre in exchange for the issuance of all the outstanding interests in the partnership;

          (v) On December 20, 1996, RDMFLP 1996-II Limited Partnership (a Texas limited partnership beneficially owned by Richard D. Mondre) acquired 275,000 shares originally pecuniarily owned by Richard

               D. Mondre in exchange for the issuance of all the outstanding interests in the partnership;

         (vi)  On December 20, 1996, DEFLP 1996-I Limited Partnership (a
               Texas limited partnership beneficially owned by David L. Epstein) acquired 1,033,417 shares originally owned by David L. Epstein in exchange for the issuance of all the outstanding interests in the partnership;

          vii) On December 20, 1996, DEFLP 1996-II Limited Partnership (a Texas limited partnership beneficially owned by David L. Epstein) acquired 1,345,000 shares originally owned by David L. Epstein in exchange for the issuance of all the outstanding interests in the partnership;

         (viii)On December 20, 1996, Mr. Epstein transferred 50,000 shares to the David L. Epstein 1996 Grantor Retained Annuity Trust #2, which provides an annuity for 5 years to Mr. Epstein, and with family members having the remainder interest (see above in this Item 5);

          (ix) On December 20, 1996, Mr. Epstein transferred 5,783 shares to Jodi Epstein, his wife, who in turn transferred such shares to DEGTLP 1996-I Limited Partnership (a Texas limited partnership 99% pecuniarily owned by the David Epstein 1995 Grantor Trust, which was created by Mr. Epstein for the benefit of his children) in exchange for a 1% limited partnership interest in such limited partnership;

          (x) On December 20, 1996, Mr. Epstein transferred 2,500 shares to Jodi Epstein, his wife, who in turn transferred such shares to DEGTLP 1996-II Limited Partnership (a Texas limited partnership 99% pecuniarily owned by the David Epstein 1995 Grantor Trust, which was created by Mr. Epstein for the benefit of his children) in exchange for 1% limited partnership interest in such limited partnership; and

          (xi) On December 27, 1996, David L. Epstein Trustee transferred an aggregate of 380,834 shares to DE Holdings, Inc. (a Texas corporation owned and controlled by Mr. Epstein), as Trustee, in connection with the substitution of such Texas corporation as the voting trustee under certain voting trust agreements.

     (d) Richard D. Mondre (see above) and James F. Murray (a director and executive officer of the Company) each has the right to receive, and the power to direct the receipt of, dividends from and the proceeds from the sale of 192,500 and 188,334 shares, respectively, of the Common Stock as to which a Texas corporation owned and controlled by David L. Epstein has the sole voting power. Mr. Epstein's sole voting power derives from voting trust agreements currently between such Texas corporation and certain Texas limited partnerships controlled by each such person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    David L. Epstein and Mark J. Gordon (a director and executive officer of the Company) are parties to a shareholder agreement which grants to each the right to purchase some or all of the other's shares upon the death or total incapacity of the other or the involuntary transfer of the other's shares, and a right of first refusal on any shares proposed to be sold to a third party.

    Richard D. Mondre and James F. Murray (a director and executive officer of the Company) acquired all shares of Common Stock owned by them 75% from Mr. Gordon and 25% from Mr. Epstein in February 1996. The purchase prices are evidenced by nine-year promissory notes, each bearing interest at 5.61% per annum, with interest payable annually and the entire principal due at maturity. Such notes are guaranteed by Mr. Mondre's or Mr. Murray's (as applicable) spouse and are secured by a pledge of the shares sold pursuant to separate pledge agreements.

     In connection with the foregoing acquisitions, Mr. Mondre and Mr. Murray each entered into shareholders agreements with Mr. Gordon and Mr. Epstein which, for a period extending through April 1, 1999, provide for significant restrictions on Mr. Mondre and Mr. Murray's respective rights to sell, alienate or otherwise dispose of the shares of Common Stock owned by Mr. Mondre and Mr. Murray that were acquired from Mr. Gordon and Mr. Epstein, respectively, as well as rights on the part of Mr. Gordon and Mr. Epstein to purchase those shares under certain circumstances. Such restrictions and purchase rights do not relate to shares which may be owned by Mr. Mondre and Mr. Murray from time to time that were not acquired from Mr. Gordon or Mr. Epstein or those shares of Common Stock permitted to be sold by Mr. Mondre and Mr. Murray. Currently, all shares of Common Stock pecuniarily owned by Mr. Mondre and Mr. Murray were, in fact, acquired from either Mr. Gordon or Mr. Epstein. Generally, neither Mr. Mondre nor Mr. Murray may sell, alienate or otherwise dispose of their shares of Common Stock prior to April 1, 1999, without the consent of Mr. Gordon and Mr. Epstein, subject to certain exceptions including a change in control, termination of employment with the Company without cause, a sale of the Company, a sale of shares in a public offering of the Company and death or disability (subject to the repurchase rights of Mr. Gordon and Mr. Epstein described below). Mr. Mondre's Common Stock is subject to repurchase by Mr. Gordon and Mr. Epstein at the acquisition price if Mr. Mondre dies or becomes disabled prior to April 1, 1997, or if his employment with the Company terminates during his three-year employment term as a result of his resignation or termination by the Company with cause. One-half of Mr. Murray's Common Stock is subject to repurchase by Mr. Gordon and Mr. Epstein at the acquisition price if Mr. Murray dies or becomes disabled prior to April 1, 1997, and all of his Common Stock is subject to repurchase at the acquisition price if his employment with the Company terminates during his three-year employment term as a result of his resignation or termination by the Company with cause. All of such repurchase rights terminate upon a change in control, a sale of the Company, or termination of employment without cause during the three-year employment term with the Company.

     Pursuant to voting trust agreements entered into at the time of acquisition of the shares, each of Mr. Gordon and Mr. Epstein retained the right to vote the shares sold by him to Mr. Mondre and Mr. Murray until February 16, 2006, subject to earlier termination in certain events. The voting trusts terminate with respect to any shares permitted to be sold by either Mr. Mondre or Mr. Murray under the applicable shareholder agreement described above and terminate completely upon the death of the voting trustee or upon a change in control. As of December 27, 1996, each of Mr. Gordon and Mr. Epstein exercises such voting rights through a separate Texas corporation owned and controlled by him.

    See Items 3 and 5 above for a description of certain relationships between each of Mr. Epstein and Mr. Mondre and certain other persons with respect to securities of the Company.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

     (a)  Voting Trust Agreement, dated as of February 16, 1996, between Richard
          D. Mondre and Mark J. Gordon (incorporated by reference to Exhibit 9.1 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (b)  Voting Trust Agreement, dated as of February 16, 1996, between Richard
          D. Mondre and David L. Epstein (incorporated by reference to Exhibit
          9.2 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (c)  Voting Trust Agreement, dated as of February 16, 1996, between James
          F. Murray and David L. Epstein (incorporated by reference to Exhibit
          9.4 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (d) A separate Amendment to Voting Trust Agreement dated as of December 27, 1996, for each of the Voting Trust Agreements dated as of February 16, 1996 described in Items 7(a), (b) and (c) above (incorporated by reference to Exhibit 9.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-18823) filed on January 3, 1997).

     (e) Stock Purchase and Shareholder Agreement, dated February 16, 1996, between Richard D. Mondre and Mark J. Gordon, as amended effective as of February 16, 1996 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (f) Stock Purchase and Shareholder Agreement, dated February 16, 1996, between Richard D. Mondre and David L. Epstein, as amended effective as of February 16, 1996 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (g) Agreement, dated February 16, 1996, among Richard D. Mondre, Mark J. Gordon and David L. Epstein (incorporated by reference to Exhibit
          10.10 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (h) Stock Purchase and Shareholder Agreement, dated February 16, 1996, between James F. Murray and David L. Epstein, as amended effective as of February 16, 1996 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (i) Agreement, dated February 16, 1996, among James F. Murray, Mark G. Gordon and David L. Epstein (incorporated by reference to Exhibit
          10.13 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

     (j) Stockholder Agreement, dated May 10, 1996, between Mark J. Gordon and David L. Epstein (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-03209), initially filed on May 6, 1996).

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and that this statement is filed on behalf of each of the signatories hereto.


                                                 January 7, 1997
                                 -----------------------------------------------
                                                     (Date)

                                 /s/ Richard D. Mondre
                                 -----------------------------------------------
                                                  (Signature)

                                 Richard D. Mondre, President,
                                 SLGFLP 1996-I Holdings, Inc.,
                                 the managing member of SLGFLP
                                 1996-I GP, L.C., the general
                                 partner of SLGFLP 1996-I Limited
                                 Partnership
                                 -----------------------------------------------
                                              (Name and Title)



                                             January 7, 1997
                                 -----------------------------------------------
                                                  (Date)

                                 /s/ Richard D. Mondre
                                 -----------------------------------------------
                                               (Signature)

                                 Richard D. Mondre, President,
                                 JHGFLP 1996-I Holdings, Inc.,
                                 the managing member of JHGFLP
                                 1996-I GP, L.C., the general
                                 partner of JHGFLP 1996-I Limited
                                 Partnership
                                 -----------------------------------------------
                                              (Name and Title)



                                              January 7, 1997
                                 -----------------------------------------------
                                                   (Date)

                                 /s/ David L. Epstein
                                 -----------------------------------------------
                                                 (Signature)

                                 David L. Epstein, individual
                                 -----------------------------------------------
                                               (Name and Title)

                                              January 7, 1997
                                 -----------------------------------------------
                                                       (Date)

                                 /s/ Richard D. Mondre
                                 -----------------------------------------------
                                               (Signature)

                                  Richard D. Mondre, individual
                                 -----------------------------------------------
                                             (Name and Title)